UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM N-17f-2

              Certificate of Accounting of Securities and Similar
                         Investments in the Custody of
                        Management Investment Companies

                   Pursuant to rule 17f-2 (17 CFR 270.17f-2)

1.  Investment Company Act File Number:          Date examination completed:

    811-07941                                    September 28, 2001

2.  State identification Number:
        AL      AK      AZ      AR      CA      CO
        CT      DE      DC      FL      GA      HI
        ID      IL      IN      IA      KS      KY
        LA      ME      MD      MA      MI      MN
        MS      MO      MT      NE      NV      NH
        NJ      NM      NY      NC      ND      OH
        OK      OR      PA      RI      SC      SD
        TN      TX      UT      VT      VA      WA
        WV      WI      WY      PUERTO RICO
                Other (specify):

3.  Exact name of investment company as specified in registration statement:
    Merrimac Master Portfolio

4. Address of principal executive office (number, street, city, state, zip code):
    P. O. BOX 501, Cardinal Avenue, George Town, Grand Cayman, Cayman
    Islands, BWI


INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.  All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

   Management Statement Regarding Compliance With Certain Provisions of the
                        Investment Company Act of 1940

March 15, 2002


We, as members of management of Merrimac Cash Portfolio, Merrimac Treasury Portfolio, Merrimac Treasury Plus Portfolio, Merrimac U.S. Government Portfolio and Merrimac Municipal Portfolio, the five series comprising Merrimac Master Portfolio (the Company), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of September 28, 2001.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of September 28, 2001 with respect to securities reflected in the investment account of the Company.


Merrimac Master Portfolio



By:  /s/ Paul J. Jasinski
     ----------------------

     Paul J. Jasinski
     President, Treasurer and
     Chief Financial Officer

                         INDEPENDENT AUDITOR'S REPORT


To the Board of Directors
Merrimac Master Portfolio

We have examined management's assertion, included in the accompanying Report of Management on Compliance With Rule 17f-2 of the Investment Company Act of 1940, that Merrimac Cash Portfolio, Merrimac Treasury Portfolio, Merrimac Treasury Plus Portfolio, Merrimac U.S. Government Portfolio and Merrimac Municipal Portfolio, the five series comprising Merrimac Master Portfolio (the Company) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of September 28, 2001 with respect to securities and similar investments reflected in the investment account of the Company. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 28, 2001 without prior notice to the Company, and with respect to agreement of security purchases and sales, for the period from December 31, 2000 (the date of our last examination), through September 28, 2001:

        o Confirmation, of all securities held in book entry form at the Federal Reserve Bank of Boston, The Depository Trust Company and Bank of New York.

        o Confirmation, of all repurchase agreements with brokers/banks and agreement of underlying collateral with the records of Investors Bank & Trust Company.

        o Confirmation, of all securities of other registered management investment companies with the corresponding transfer agent.

        o Reconciliation of confirmation results as to all such securities and investments to the books and records of the Company and the Custodian.

        o Agreement of a sample of security purchases and sales or maturities since our last report from the books and records of the Company to broker confirmations or other supporting documentation.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Merrimac Master Portfolio complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of September 28, 2001, with respect to securities reflected in the investment account of the Company, is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors and management of Merrimac Master Portfolio and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


                                                /s/ Ernst & Young LLP


March 15, 2002